SECOND AMENDING AGREEMENT TO
HODGKINSON EQUITIES CORP. LOAN AGREEMENT

THIS AMENDING AGREEMENT made effective as of the 22nd day of June, 2015.

AMONG:

DEJOUR ENERGY INC. a corporation existing under laws of the Province of British Columbia (as "**Borrower**")

- and -

HODGKINSON EQUITIES CORP., a corporation existing under laws of the Province of British Columbia (as "**Lender**")

- and -

DEJOUR ENERGY (USA) CORP., a corporation existing under the laws of the State of Nevada ("**Guarantor**") as a guarantor

WHEREAS:

A. The Borrower, the Lender and the Guarantor entered into a loan agreement dated for reference March 12, 2015 (the "**Loan Agreement**") whereby the Lender provided to the Borrower a loan in the principal amount of up to CDN $2,000,000 (the "**Loan**").

B. The parties then entered into an amendment to the Loan Agreement dated for reference May 6, 2015 (the "**First Amending Agreement**") to extend the term of the Loan and to increase the principal amount of the Loan by CDN$2,000,000 to a principal amount of CDN$4,000,000.

C. The parties desire to further amend the Loan Agreement to increase the principal amount of the Loan by a further CDN$500,000 to a principal amount of CDN$4,500,000 pursuant to the terms of this agreement (the "**Second Amending Agreement**").

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto hereby covenant and agree as follows:

1. The Loan Agreement, as amended by the First Amending Agreement, is further amended such that the definition of Loan Amount in paragraph 1.1 is replaced with the following:

   ""**Loan Amount**" means the loan in the principal amount of Cdn. $4,500,000;"

2. The foregoing change shall be deemed to be effective as of the date of this Second Amending Agreement and shall be incorporated into the Loan Agreement, as amended by the First Amending Agreement, as if it had been made as of the date thereof.

3. Each party will from time to time promptly execute and deliver all further documents and take all further action necessary or appropriate to give effect to and perform the provisions and intent of this Second Amending Agreement.

4. Other than as specifically provided in this Second Amending Agreement, the provisions of the Loan Agreement, as amended by the First Amending Agreement, remain in full force and effect and unamended.

5. This Second Amending Agreement may be executed and delivered in one or more counterparts, each of which when executed and delivered shall be deemed an original but all of which together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF the parties hereto have executed this Second Amending Agreement as of the date first written above.

DEJOUR ENERGY INC.

Per: ______________________

HODGKINSON EQUITIES CORP.

Per: ______________________

DEJOUR ENERGY (US) CORP.

Per: ______________________